DOWNTODASH
2019 Report

Dear investors,

The lockdown and social distancing made us pivot and adapt to the current situation by moving these activities and events online. We see this as an opportunity to create new personal connections between people during this isolating time.

We are also launching a feature that will curate personalized experiences for users every week, based on their availability and location. For example, our algorithm will automatically find five people that are available on Friday evening in Chelsea, NY and suggest that they can go bowling together at a specific location.

We created a reward system for our next update, where users will be rewarded with additional "curated plans" for inviting friends to the app. There will be an option to invite friends (non-users) to a specific activity using text messaging.

Our new update includes phone number verification, identity card verification and the option to link an Instagram account to a profile.

We need your help!

Let us know if you have any feedback on the new version of DTD. We would love any help spreading the word about our events (http://bit.ly/DTDevents). We are looking to get involved and partner with new events and would love any intros to relevant people. If you have any new ideas on how we can spread the word about DTD, let us know!

Sincerely,

Sama Jashnani
Co-Founder and CEO

Anuja Shah
Co-Founder and COO

Our Mission

We project to be at 1.28 million users and 5.5 million in revenue, on penetrating 1.75% of the US market in 3 years. With a market penetration of 4.79%, we could be at 3.5 million users, resulting in 20.5 million in revenue within 5 years.

See our full profile



How did we do this year?

Report Card

A-



The Good

We are launching a feature that will curate personalized experiences for users every week, based on their availability and location.

We organize weekly virtual events and are generating revenue and users from them.

We have enabled more than 50,000 plans last month and are on-boarding around 100 users every week.



The Bad

The lockdown and social distancing made us pivot and adapt to the current situation by moving these activities and events online.

We typically had 80-100 people attending our in-person events and sponsors onboard too.

The attendance for online events has reduced. We will return to offline events and activities once the situation stabilizes.

2019 At a Glance

May 14 to December 31



$292
Revenue



$262
Net Profit



IOU

$5,273
Short Term Debt



$64,680
Raised in 2017



$54,604
Cash on Hand

We ❤ Our 189 Investors

Thank You For Believing In Us

Garen Corbett	Cedric Giles	Winton Carroll Berry	Roger Steciak	Isaac Wiedmann	Kevin Zuber	Shaji Zohir
Michael Simcock	Biren Gandhi	Vasu Sistla	Robert Hamilton	Andy Dupre	Mark Crawford	Joseph Sanchez
Jessica Hutson	Walter Fyler	Victoria CB Trees	Kim Thomas	Jason Fink	Stephen Costiniano	Dylan Nelson Phillips
Kurt Grela	David Mboh	Sam Simonovich	Jose Trinidad Escob...	Marc Klinger	Ibeth Reinisch	Joel C. Migas
Frank Barnes III	Taylor Chrisman	Alexander Strange	Robert Schaffler	Ritesh P Keskar	Ronald Cunningham	Matthew Phillips
Wardell Carter	Gary Albin	Alexander Clarence ...	Samuel Oppong	Daniel H. C. Jeong	Charles Fuks	Kevin Hartford
Gerard Harrington	Nicholas Steven Alv...	Michael Lunsford	Patrick Ehret	Patrick Lockhart	Derek Talley	Michcail A Pusey
Sharath Ramesh	Vincenzo Guglielmi	Pedro Leonardo	Francis Erdman	Christian Mark Warr...	Roger Guo	Steven Shultz
Azaaf S K	Yatika Hunt Myers	Evan J SEGAL	Craig Vom Lehn	Justin Bean	Amit J Bhattacharyya	Lyle Notice
Randall Davis II	Keith Davis	Matthew Neth	Karen Baptiste	Lorene Earl	Felicia Kashevaroff	Tobias Dijkstra
Carl Lumma	Jaspreet Singh	Ruben Hillar	Adam Brand	Wayne Zbytovsky	David Burman	Bobby Watkinson
Babatunde Ajayi	Lynette Rehma	Dion Lancia	Shannon Silvia	Benjamin Donie	Chrissy Skeltis	Baron Huntington
Matthew Guerke	Adam Thodey	Iran E Spradley	Beatriz Talerico	Jeremy Davies	Shay Bergmann	James George
Varun Parikh	David Lanfair	Jervaughn Topp	David Archer	Enrico Piazza	Alessandro Gamba	Chuong Huynh
Feryal Cubukcu Can	Prashanth Rudramu...	Darin Franklin	Francisco J Garcia	Dirk J Richardson	Jerome Baladad	Rodrigo Rodriguez-...
Nikki WILLIAMS	Angel Investments	Balakrishnen Varada...	Leonard Scott	Padero Martin	Mark Samuels	Ricky Derrold Faler
Aaron Freed	Monica Liberatore	Johnathon Marshall ...	Nel Patel	Ms. Angela Platt	Koyo Masore	Victoria Sanders
Kimberly Kruzel	Beatrice Williamson	Nemanja MILOSEVIC	Billy J Robinson	Kranthi Sitammagari	Maria Bendeck	Robert Thomson
Andre' P. Fournier	Mushir SHAIKH	Dvir Gefen	Ramesh Thalli	Raymond Kordell	Heidi Hecht	Chris Keenan
Gabriel Gomez	Tara Trupp	Gabriel Schmidtke	Amrik S Mann	Brian Chapman	Rohit Soni	Davender Bhardwaj
Eduard Abramov	Jose Manuel Centen...	Robert Weech-Mald...	Corey E	Loto Vazquez	Wassim Hassan Sub...	Michael Gardner
Joy Kovacs	Joe Tawil	Franklin E. Powers, Jr.	Rajiv Gupta	Michael Rowley	Tony Deblauwe	Mark Kreisberg
Philip Davis	Rajash G Bhakta	Sharon Schechter	Salvatore Cicatiello	Matt Kincer	Bruce G Hill	Anthony A Cook
Alisa Vandenberg	Timothy PORTER	Peter Gebauer	Scott M Algatt	L Taylor	Bhaskar Venkatraman	Olli Laine
Jayr Soriano	Sitaramaraju Siruvuri	Denarin Holmes	Azaria Berhane	Evan Way	Keynae Agnew	Jacobus Dirk Spree...
Jean Pierre Placide	John Arackaparambil	Elena Guazzi	Ben Bass	Tadhg Barlow	Rhonda Lewellen	Michael Fordyce
Richard Davis	Mark A Lutzow	Jeff Stone	Thomas Madjar	Shawn O'Brien	Catherine Butler	Mark Tolliver II

Thank You!

From the DownToDash Team









Sama Jashnani
Co-Founder and CEO

Anuja Shah
Co-Founder and COO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sama Jashnani	Co-Founder DownToDash @ DownToDash	2019
Anuja Shah	Co-Founder DownToDash @ DownToDash	2019

Officers

OFFICER	TITLE	JOINED
Sama Jashnani	CEO	2019
Anuja Shah	COO	2019

Voting Power [?]

HOLDER	SECURITIES HELD	VOTING POWER
Anuja Shah	37 Common Stock	37.0%
Sama Jashnani	63 Common Stock	63.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Safe (Mfn)	203	$64,680	No
Common Stock	100	100	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	

Risks

We may be subject to future governmental regulations. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our business will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. This could affect the cost of running our business and the demand for it.

As we are at an early stage, the cost of scaling and expansion may be unpredictable. Therefore our projections may vary according to changes in our marketing plan, revenue model and unexpected circumstances.

Security of our users can be a risk if we do not strictly monitor this process and prioritize this. We will have to always focus on the security of our users and on maintaining a friendly brand image.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

A bigger player could potentially launch a competitor app in the near future. We will have to focus on building an amazing brand that users love, to ensure that our community of loyalists do not switch. We believe with the right team and funding we will be a candidate for an acquisition instead of being copied.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of

opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock. As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock, Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our

board of directors. Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations; the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities; our results of operations, financial position and capital resources; current business conditions and projections; the marketability or lack thereof of the securities; the hiring of key personnel and the experience of our management; the introduction of new products; the risk inherent in the development and expansion of our products; our stage of development and material risks related to our business; the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment; trends in consumer spending, including consumer confidence; overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook. We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

DownToDash, Inc.
- Delaware Corporation
- Organized May 2019
- 4 employees

Lair East,
424 Broadway #602,
New York NY 10013

http://downtodash.com/

Business Description

Refer to the DownToDash profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

DownToDash is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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